UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

_______________________________________________________________

Name: KAYNE ANDERSON ENERGY TOTAL RETURN FUND, INC.

Address of Principal Business Office:

Kayne Anderson Capital Advisors, L.P.
1800 Avenue of the Stars, Second Floor
Los Angeles, California 90067

Telephone Number: 877-657-3863

Name and address of agent for service of process:

The Corporation Trust Incorporated
300 East Lombard Street
Baltimore, MD 21202

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

     Yes ☒                    No ☐

SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles and the State of California on the 11th day of April, 2005.

KAYNE ANDERSON ENERGY TOTAL RETURN FUND, INC.
Attest: /s/ RALPH COLLINS WALTER	By: /s/ DAVID J. SHLADOVSKY

Name: Ralph Collins Walter	Name: David J. Shladovsky
Title: Director